Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rotor Acquisition Corp.

Commission File No. 001-39897

Sarcos Corp.

Sarcos Investor Call

Tuesday, April 6, 2021

Investor Presentation Transcript

OPERATOR

Slide 1

●	Operator Instructions: Welcome to the Sarcos Robotics and Rotor Acquisition Corp. transaction conference call.

BRIAN FINN

Slide 2 – 4

●	Thank you. Good morning and thank you for joining us today.

●	Also participating with me are Sarcos Chairman and CEO Ben Wolff, CFO Steve Hansen, and my partner Stefan Selig, Chairman of Rotor.

●	Before we begin, I’d like to remind everyone that our discussion today will contain forward-looking statements and associated risks. We refer you to a detailed discussion of these disclosures on slides 2 through 4 of the investor presentation posted to the Sarcos’ website.

Slide 5 – About Rotor

●	This morning we announced that Sarcos will become a public company through a merger with Rotor Acquisition Corp., our publicly traded special purpose acquisition company.

●	We are very excited about this partnership. Sarcos is a unique pure play robotics company, a global leader in highly dexterous mobile industrial robotic systems.

●	Importantly, we are keenly aware of recent trends in the valuations of high growth technology stocks and the SPAC landscape. This deal is priced accordingly and structured to succeed in today’s market based on a compelling valuation and earnout structure that we designed. More on that in a minute.

●	Rotor’s leadership team is a group of investment professionals with more than 100 years of combined experience investing in and building successful companies.

●	Our stated goal has been investing in an innovative technology company focused on “old-economy” industries with large, growing markets, ripe for disruption.

●	Sarcos perfectly fit our profile.

●	We know the Sarcos team well. I’ve known Ben Wolff for over 20 years. He is a successful repeat entrepreneur and public company CEO.

●	I also know the company well. I formed a group 15 months ago to lead Sarcos’ $40 million series C round and joined their Board.

●	I am deeply impressed with the business model, the financial opportunity and the secular tailwinds. Mostly, I am blown away by the technology and the leadership team. This team is highly qualified to run a public company and has done so before.

●	It is important to understand that Sarcos is not a startup – they have a decades-long history in robotics and are built to deliver rapid growth and profitability.

●	Sarcos also has an exceptional line-up of Strategic investors, including Microsoft, General Electric, Schlumberger, Caterpillar and Delta Airlines.

●	These companies, and other corporate and Military customers of Sarcos were incredibly valuable in providing feedback and testimonials to us as we conducted diligence.

●	As part of that diligence, we focused on technology risk and got comfortable with their expertise and deep portfolio of issued and pending patents.

●	We also focused on customer acceptance and got extremely positive responses. Customers indicated that they were eager to place significant orders as soon as units were available. We believe that customer demand is not a concern.

●	Sarcos checks all of my boxes for an investor.

o	Huge addressable market with lots of “shots on goal” and use cases.
o	Recurring Revenue Model.
o	Projected High Margins with great cash flow efficiency.
o	Significant IP portfolio.

●	With that, let me introduce my partner and Rotor’s Chairman Stefan Selig.

STEFAN SELIG

Slides 6 – Transaction Overview

●	Thanks for that summary, Brian. While Brian did a great job of providing background on the opportunity here with Sarcos, I want to give you a bit more background on Rotor and our mindset.

●	As we have discussed with those of you that have invested in our company, this is not a group that came together just to form a SPAC.

●	Brian and I have known each other since 1984 when I was working with First Boston Corp and John Howard and I – who is the former founder and CEO of Bear Stearns Merchant Banking and our lead director – have known each other since 1988.

●	We came together with Rotor to take advantage of our strong relationships, as well as our collective experience and deep understanding of markets, to affect a transaction that would provide significant value for shareholders.

●	Now on slide 6, let me dive into the specifics of that very transaction.

●	Over the course of several months, we negotiated a business combination with Sarcos that values the company at an initial enterprise value of $1.3 billion, plus a potential earn-out of an additional $280 million (at a per share price of $10) based on the future share trading price of the combined company.

●	I think this valuation is reflective of a number of things, but perhaps most importantly, it’s indicative of our strongly held views about the long-term value creation opportunity for this Company.

●	We will obviously walk you through a deep dive in terms of valuation, but this implies a highly attractive multiple.

●	Further, we are pleased to have raised a PIPE investment of $220 million from key investors, including BlackRock, Millennium Management, Palantir Technologies, Caterpillar Venture Capital Inc., Schlumberger, Michael F. Price and JAWS Estates Capital, LLC.

●	I’d like to highlight that we have had very significant external validation on the value creation potential of the combination, with Sarcos’ existing shareholders agreeing to convert 100 percent of their ownership stakes into the new company. They are expected to own approximately 68 percent of the combined company at close and before issuance of any earn out shares.

●	They also will be entitled to receive up to an additional 28.1 million common shares, subject to the trading price of the combined company’s common stock reaching certain levels in the future, as specified in the merger agreement.

●	The transaction is expected to deliver approximately $496 million in proceeds, before expenses and assuming there are no redemptions from Rotor’s trust. Beyond fully funding Sarcos’ current business plan to the Company’s projected positive free cash in 2024, this should leave plenty of dry powder for the Company to develop its artificial intelligence platform and to fund future potential acquisitions.

●	Upon completion of the transaction, the combined company will have a balance sheet to execute our business plan and does not expect to need any additional financing.

●	Steve will go through the financials in detail in a moment, but the upside potential here is significant. The Company expects to be EBITDA positive in 2023 and is targeting more than $2.7 billion in revenue and more than $1.5 billion in EBITDA in 2026.

●	With that, I will pass the call over to Ben to go into more detail about the tremendous platform Sarcos has built and its roadmap to capture the significant opportunities ahead for the Company.

BEN WOLFF

Slide 7 – Scalable, Next Generation Robotics As-A-Service Solution to Empower the Labor Force

●	Thanks, Stefan and good morning everyone. I want to echo Brian and Stefan’s excitement about this transaction and the opportunities it will create for Sarcos and our stakeholders.

●	You’re all probably familiar with the type of robotics and automation systems that are on an assembly line or that operate in a warehouse to shuttle items from one place to another.

●	These systems are designed to perform highly repetitive tasks in structured environments better, faster and cheaper than humans can. And they often require a fair bit of customization to deploy.

●	That’s not the kind of robotics that we produce. Rather, we’re focused on delivering the economic benefits of automation but for dynamic and unstructured environments – assisting the hundreds of millions of workers around the world with jobs and tasks where automation can’t get the job done. These are jobs where human judgement, wisdom and experience are essential to getting the job done right.

●	So our mission is to bring robotic systems to market that augment humans rather than replace them. We are building machines that leverage human intelligence with the strength, endurance and the precision of machines.

●	There is a massive untapped opportunity for these solutions and we intend to drive significant growth all while creating a safer, more productive workforce of tomorrow.

Slide 8 – World Class Leadership Team

●	Turning to slide 8, Sarcos is led by a world class leadership comprised of individuals that each have experience both in the highly dynamic start up world AND in large, multi-billion-dollar public companies. We built this team with the intent of being able to successfully manage and grow Sarcos as a public company.

●	Following the close of the transaction, I will continue to lead the combined company as CEO.

●	Sarcos is not my first rodeo. I have a lengthy history as a successful entrepreneur, operator and investor. This will be my third time to serve as a public company CEO.

Slide 9 – Sarcos at a Glance

●	Turning to slide 9 and a high-level overview of Sarcos.

●	We believe Sarcos will represent a unique opportunity for investors to invest in a high-growth, pure play robotics companies that is publicly traded.

●	Sarcos is at an inflection point today, as we drive toward the commercialization of our flagship products and begin to ramp revenues.

●	We have been able to get to this point due to the tremendous support and collaboration from our Fortune 500 partners and the U.S. military.

●	We have been fortunate to be recognized with significant awards by Frost Sullivan as company of the year last year and Time Magazine identified our exoskeleton robot as one of the best 100 inventions of 2020. Further, we were identified earlier this year by IEEE as having the product innovation of the year.

●	All of that positions us well to be able to tackle and address an enormous total addressable market in the U.S. alone that we’ve identified as $147 billion today with a service obtainable market of $15 billion. To be clear, that’s not the future – that’s today. We anticipate that the market will grow larger over time.

●	We’ll get into this in more detail in a moment.

Slide 10 – Sarcos Timeline

●	Taking a step back, the Sarcos of today is the culmination of a more than three-decade journey.

●	Our predecessor company, Sarcos Incorporated, was originally formed in 1983 with a focus on prosthetics, developing the first electrically actuated prosthetic arm, which went on to become the best-selling prosthetic arm in the world.

●	The team moved into robotics in the 1990s, creating robotics that many of you have experienced at theme parks and other entertainment venues around the world. We also developed humanoid robotic systems and other technologies for research institutions around the world and for the U.S. Government. The businesses generated hundreds of millions of dollars in revenues during its first 25 years in business.

●	In 2007, Raytheon acquired the business and we became the robotics division of Raytheon.

●	In 2015, I partnered with the Sarcos management team to complete a management buyout of the business. At that time, we pivoted the business to focus on developing robotic systems that would have applicability not only for our defense customers, but also for the commercial and industrial markets.

●	Since then, we brought on Caterpillar, Delta Air Lines, GE, Microsoft and Schlumberger as investors and were also awarded several development contracts from the Air Force, Marine Corps, the Navy and US SOCOM.

●	Several years ago, we partnered with these companies as well as several other Fortune 500 companies to create what we call our exoskeleton technical advisory group, or XTAG. We have worked collaboratively with these companies, both individually and as a group, to define their requirements and use cases to ensure that our products hit the mark when they are released.

●	Which brings us to where we are today – about to take the next giant leap in our journey.

●	The transaction we announced today will enable us to build on our momentum and accelerate our access to resources that will facilitate our broad product launch and give us the dry powder to opportunistically pursue potential bolt-on acquisitions that may leverage our expertise and customer base to offer expanded products and capabilities.

Slides 11 – 13 – Significant Market Opportunity

●	Turning to slide 12, there are significant secular tailwinds that are driving our opportunity.

●	First, simply put, there is a global shortage of skilled labor across virtually all industrial sectors. The combination of declining birth rates and fewer young people wanting to go into physically demanding jobs is resulting in an aging work force across much of the industrialized world.

●	For example, in the United States, it is estimated that between 2018 and 2028, we will be short by 2.4 million workers in the manufacturing sector alone, resulting in a $2.5 trillion negative impact on the U.S. economy. The same is happening in other industries like construction and warehousing and logistics.

●	In addition, we are experiencing increasing economic and social costs associated with occupational injuries. In the U.S., we incur more than $100 billion dollars a year in costs due to occupational back injuries, which is the second leading reason why people don’t come to work – second only to the common cold.

●	Finally, as the workforce ages, we have increasing costs associated with fatigue which has been estimated at $136 billion annually in lost value in the U.S. alone.

●	Sarcos is uniquely positioned to tackle these challenges head on.

●	When we did a bottoms up analysis of all of the jobs in the U.S. that are affected by these challenges, and then narrowed them to the jobs where we think we can produce an immediate ROI for our customers, we see a total addressable market in the U.S. alone of $147 billion and a service attainable market of $15 billion today.

●	Notably, these numbers do not include any opportunities with the U.S. Military or outside of the U.S., so this is only the addressable market for commercial industries in the U.S.

●	These industries include aerospace, automotive, warehousing and logistics, oil & gas, power & utilities, construction and other types of manufacturing.

●	We are working in development with 1, 2 or 3 Fortune 500 companies in each of these industries, highlighting the demand for our systems which require virtually no customization for use across these industries and use cases.

●	In short, our growth potential is tremendous. And, the benefits to workers and employers across industries is expected to be immense. Not only can we enhance the health and safety of the workforce, but we can also democratize the workforce by enabling more people to be able to perform physically demanding work.

Slides 15 – 16 – Pioneering the Market for Dexterous Robotic Systems

●	Turning to slides 15 and 16, Sarcos is well positioned to capture this opportunity by pioneering the market with a portfolio of advanced mobile industrial robotic solutions.

●	I am often asked the question, “Can’t artificial intelligence and automation solve the problem that Sarcos’s robotic systems address?” The answer is simply, no.

●	Human intelligence is still dramatically more capable than artificial intelligence. While AI can do the job in a constrained set of circumstances or a constrained environment, human intelligence and decision-making is still required in dynamic and diverse environments.

●	For example, the human brain can process up to 1,000,000 trillion operations per minute while the world’s fastest supercomputer can only process up to 93 trillion. And even at that rate, the supercomputer is burning an amount of electricity that is roughly the equivalent of the electricity required to power 8,000 homes. Imagine trying to pack that kind of power onto a mobile robot.

●	The Sarcos approach and platform is perfectly suited to fill this gap by marrying what technology and AI can provide with the intelligence and judgement that only humans can bring.

●	At Sarcos, our team has more than 500 years of cumulative experience in the robotics field and there has been hundreds of millions of dollars invested to develop our foundational technologies.

●	These technologies are supported by a robust patent portfolio consisting of more than 140 issued patents and 94 patents pending. We add to this portfolio with new applications reflecting our newest innovations on a quarterly basis. All of this creates a significant moat around our business and highly differentiates what we are able to deliver to the market.

●	Through our transaction with Rotor, we will be poised to build on our strong momentum and continue developing innovative solutions to empower and enable the workforce of the future.

Slide 17 – Developing a Full Suite of Dexterous Robots

●	Moving to slide 17 and a timeline of our expected product launches.

●	We evolved from years of R&D work into a commercial product company by launching our first commercial product, the Guardian S, which is a first-of-its-kind mobile IOT platform for inspection purposes. This product is gaining traction in both commercial and military markets.

●	In 2022, we expect to launch the commercial version of our Guardian XO exoskeleton followed closely by the Guardian XT tele-operated mobile highly dexterous robot, which is the upper body of the exoskeleton mounted on a variety of different types of mobile bases.

●	Over time, we plan to build AI into these machines, which will allow machines to take on more tasks that are repetitive in nature while still being managed by a human operator.

●	We expect the integration of our novel human reinforcement learning AI platform to allow a single human operator to manage multiple robotic systems, creating even more value for our customers.

Slides 18 – 20 – Guardian XO

●	Turning to slide 18 and a deeper dive into our Guardian XO full-body exoskeleton solution, which is our flagship product.

●	The kinematic design enables the operator to move as they normally would, making it easy to learn and operate.

●	It has the ability to lift 200 pounds without stress or strain to the body, which opens the worker pool to a wider range of candidates and enables workers to be employed longer, rather than being forced to retire because of injuries or fatigue as they age.

●	The XO is easy to get on and off -- with skilled operators being able to get in and start working in approximately 30 seconds. With hot swappable batteries, work can continue for extended periods of time.

●	We expect to be able to deliver the XO to our customers at a cost ranging from $100,000 to $150,000 per year, depending on the number of units at a single location and the length of the customer contract.

●	The key here is that it is priced at roughly the all-in cost of a fully burdened single employee. So, for the cost of one employee, we are giving our customers the productivity of three or more human workers all while reducing the risk of occupational injuries. To be clear, this isn’t about taking jobs away but rather enabling workers to do more, safely.

●	As far as competition goes, we believe that the Guardian XO is in a class of its own.

●	The term “exoskeleton” refers to any kind of device that fits or attaches to the body to provide some kind of additional support, endurance or strength.

●	Some exoskeletons are designed for rehabilitation purposes, enabling people with mobility challenges to walk again. Other exoskeletons are essentially braces that allow a worker to hold a heavy tool for an extended period of time. But we are not aware of anything in the commercial market like our product that is a full-body wearable robot, that not only enhances endurance and precision, but also enhances strength the way ours does.

Slide 21 – Guardian XT

●	To address jobs in environments where humans can’t or shouldn’t be, we created a derivative of the Guardian XO, by combining the torso and arms of the XO with a variety of mobile bases, and then added our proprietary force feedback teleoperation technologies which we have developed over the past 20 years.

●	As with the Guardian XO, the Guardian XT can lift and manipulate up to 200 pounds, but it can also do far more than that. It can also use tools designed for humans to perform tasks like cutting, grinding and even welding with the same general range of motion and dexterity as humans, making it extremely intuitive to use.

●	Initial applications include a wide range of use cases across industries, including infrastructure inspections at height, maintenance work in nuclear power plants and vegetation management.
●	For example, we mounted one of our prototypes to a bucket truck and demonstrated the use of power saws to limb trees over powerlines. This configuration allows the operator to stay safely on the ground.

●	With this approach, one test customer believes they can reduce the size of their crew by 50% and do the job 20% faster.

●	This is just one of the many critical problems we are solving for with our XT solution.

Slide 22 – Robot-as-a-Service

●	We intend to deploy our solutions primarily through a robotics as-a-service, or RaaS, model.

●	We recognize that we are creating a brand new category of robotic systems, and as a result, we want to make it as easy as possible for our customers to view our systems as a next generation unit of labor, paying for the service as they would for other types of skilled labor.

●	That means being able to provide systems to our customers that will generate an immediate ROI without asking our customers to take significant capital or technology risk.

●	We will do that by essentially leasing the systems to our customers on a full-service basis.

●	We will provide all of the standard service, maintenance and upgrades over the contract term and we collect a fee from our customers monthly that is roughly the equivalent to what a single, fully-burdened $25 per hour employee would cost our customer, including G&A and overhead.

●	So, for the cost of a single employee, we expect to be able to deliver the productivity of three or more employees depending on the task or the job involved, and we can reduce the economic and social cost associated with occupational work injuries.

●	We expect to be able to do it all at a price that creates an immediate ROI for our customer and reduces risk of injuries.

Slides 23 – Target Customers

●	In terms of some of the customers we are targeting, as I mentioned earlier, they represent a wide ranges of industries.

●	Employees across these industries are often restricted from lifting more than 35 or 40 pounds. So when we deliver a machine that can lift up to 200 pounds without putting any stress or strain on the human body, you can imagine how attractive this capability will be to all of these companies across these industries.

●	We are working closely with more than ten Fortune 500 companies and government agencies today. Some of them have already started paid pilots of our flagship products and others are prepared to perform pilots once our beta units are available later this year.

●	We expect the average sales cycle to be approximately six months once a customer has piloted their first system and we expect the majority of our customers to enter into 36-month contracts

●	Finally, although most of these companies you see on this slide are U.S.-based, we expect to ultimately have approximately half of our units deployed in the U.S. and the other half in other industrialized counties.

●	With that, I’ll turn back over to Stefan to highlight some of the customers the Rotor team spoke with directly.

STEFAN SELIG

Slides 24 – Customers Testimonials

●	Thank you, Ben. As Brian mentioned, we of course focused on due diligence in connection with the transaction.

●	During this phase, we spoke with a handful of industrial customers as well as military customers.

●	Each of these conversations was universally highly enthusiastic and I thought I would share some of the quotes that we heard on some of those calls.

●	One well known technology and logistics company – in fact, one of the most if not the most well known in the world – said: “Sarcos is in a class of its own and will be THE company that brings the technology to market.”

●	Another Fortune 100 industrial company said, “The unit cost of XO is less than a typical employee and the product can do three plus times the work of what that employee could do.”

●	And, another company said, “The robot will reduce four-man crews to two-man crews and while at the same time increasing safety.” Quote “We cannot miss this opportunity.”

●	These quotes give us confidence that customers can recognize the immense productivity benefits and value creation opportunities of Sarcos’ products.

●	With that, I’ll now turn it over to Steve Hansen, Sarcos CFO, to provide more detail on the significant financial growth we expect to achieve as we ramp up our commercialization over the next few years.

STEVE HANSEN

Slide 26 – Manufacturing Approach

●	Thanks, Stefan. I’m excited to discuss our strong position and ability to deliver financial growth and value.

●	We are focused on having a highly capital-efficient approach in the production of our products

●	And as such, we have talent onboard that has deep experience in driving production both in-house and through an outsourced provider.

●	To add perspective, our manufacturing process is more of an assembly line and not a production line, building small components and putting together sections of a robot.

●	While we could produce our units, we believe there is a tremendous benefit of utilizing a Contract Manufacturing player and taking an asset-light approach to production.

●	Leveraging a partnership in production is designed to allow us to keep our attention on product development and deployment, drive an effective supply chain management, and reduce cash and capital requirements.

●	There are several players in the outsourced production space. We have been in significant discussions with a handful them and expect to select a partner later this year.

●	Of course, this asset light and highly efficient approach to the manufacturing process also leads to economic improvement for each of our XO and XT units.

Slide 27 – Illustrative Per Unit Economics

●	On slide 27, you can see a breakdown of our expected unit economics.

●	Each of our units is expected to have a six-year life with each new unit being deployed for three years, refurbished at the end of the three years, and then redeployed for another three years.

●	At scale, we expect our XO will cost roughly $65K to build and half that to refurbish it, making up $100K of the all-in costs of $175K over the six-year period

●	The remaining $75K covers the regular maintenance and repair over that period as part of the RAAS offering.

●	Matching those costs against the $100K per year in revenue, $600K of revenue over the serviceable life, delivers a cash flow margin of more than 70% and a payback period of just under 8 months.

●	We expect that the XT can be just as profitable at just over half the revenue and costs of the XO.

Slide 28 – Financial Projections

●	Turning to slide 28, I want to emphasize a few key takeaways in our financial projections.

●	By the end of 2023, we expect to have more than 2500 units deployed in the field and more than 8000 by 2024, some of which we expect to come from those customer relationships that Ben just mentioned

●	This growth leads us to the 43,000 units deployed and $2.7B in revenue by 2026 shown here and earlier in the presentation.

●	When you think about the per unit cash flow and profitability, by 2026 that translates into the $1.6B in gross profit and $1.9B in adjusted EBITDA when backing out the non-cash amortized expense from the deployed units sitting in our Cost of Goods Sold.

●	We’ll fund the build of our XO and XT units which is the main driver of our capital expenditures you see on this page and does not assume leveraging our RaaS contracts with any debt, even though that is a possibility.

●	We’ve calculated the sustainment of our business plan, including the capital expenditure requirements, at $265M.

●	This also includes continued investment in research and development of our AI / CYTAR products.

●	We expect to be free cash flow positive by mid to late 2024.

●	With that, I will turn the call over to Stefan to go into the transaction structure in more detail.

STEFAN SELIG

Slide 30 – Transaction Structure

●	Thanks, Steve. Turning back to the transaction structure. We are pleased that the transaction values us at a minimum of $1.3 billion.

●	Sarcos intends to use proceeds from the transaction to capitalize the balance sheet with approximately $496 million in proceeds less transaction expenses (assuming no redemptions from the public shareholders of Rotor), which will primarily be used to fund the growth of the business and comfortably exceeds projected cash needs.

●	As a result, Sarcos’ growth plan is fully funded.

●	In terms of transaction process, we expect the transaction to close in the third quarter 2021, subject to the satisfaction of customary closing conditions, including the approval of Rotor’s shareholders.

●	Once the merger is completed, the company’s name will change to Sarcos Technologies and Robotics Corporation and shares of the combined company are expected to trade on Nasdaq under the ticker symbol STRC.

●	I’ll now turn it back over to Brian to discuss the valuation in more detail.

BRIAN FINN

Slide 31 – Public Comparable Universe for Sarcos Robotics

●	Thanks, Stefan. Let’s spend a few moments discussing our valuation work.

●	While there are no perfect comparables, we’ve included the most relevant companies in buckets on slide 31 to give you a sense of how we are thinking about Sarcos as a public company

Slide 32 – Sarcos’ Business Model Compares Favorably to Peers

●	On slide 32, we focus on key financial metrics to compare Sarcos to those comps.

●	The blue bar on the far left of this slide represents Sarcos.

●	As you can see, Sarcos compares very favorably to these companies in terms of revenue growth. That’s the top part of the slide.

●	I tend to focus more on the bottom half--profitability and EBITDA margins. Ben and Steve walked you through the unit economics earlier. This slide translates the individual units to a whole company picture and shows their profitability compared to others. Sarcos materially outperforms.

●	You will see some red dashes around the bars of one company on the right side of this slide. That is Berkshire Grey, a high-quality robotics company that recently announced a de-SPAC. Again, Sarcos materially outperforms during the forecast period.

Slide 33 – Sarcos- An Attractive Valuation Paradigm for Investors

●	Turning to slide 33, we review multiples. Any way you look at it, Sarcos has a compelling valuation--whether your preferred metric is EBITDA, revenue or EBIT.

●	The three red ovals in the center of the page tell the story.

●	EBITDA for example. Sarcos is being valued at the equivalent of 1.7x 2025 EBITDA and 0.7x 2026 EBITDA. That’s a small fraction of the others on the page.

●	Look up and down that column and you’ll see substantially higher multiples for any of the comps including Berkshire Grey.

●	This is equally true in the Revenue and EBIT columns.

●	I repeat what I said at the beginning--we are keenly aware of recent valuation trends in high growth technology stocks and the SPAC landscape. This deal is priced accordingly and structured to succeed in today’s market and well into the future.

●	With that, I’ll turn the call over to Ben for his closing remarks.

BEN WOLFF

Slide 29 – Key Takeaways / Closing

●	Thanks, Brian.

●	This is an incredibly important time for Sarcos and we could not be more excited about our future as a result of this combination with Rotor.

●	Brian mentioned at the beginning of his remarks that Sarcos checked all the boxes when there comes the opportunity to invest in the Company.

●	I’ll tell you, it checks my boxes too, which is why I got involved with Sarcos back in 2015, and why I voted with my wallet in our capital raises along the way.

●	There are a few key points that we want you to take away from this presentation.

●	First, we believe Sarcos is well positioned for tremendous growth by revolutionizing the future of the workforce.

●	Second, we have a strong foundation and a clear and executable road map to launch our robotic solutions that will enhance individual productivity and make physically demanding jobs safer and more accessible to more people.

●

Finally, our transaction with Rotor accelerates our access to resources that will facilitate our broad product launch and enable us to execute potential bolt-on acquisitions that will fortify our platform and enhance our capabilities.

●	We look forward to working closely with the Rotor team to accelerate our growth and create substantial value for our shareholders and customers, while addressing many of the work force challenges shared by industrial companies around the world.

●	I am extremely proud of what our team has built together and our accomplishments to date. And, I speak on behalf of the entire Sarcos team when I say we are excited for what comes next.

●	Thank you for your support of Sarcos and we look forward to keeping you updated on our progress.

12

Additional Information about the Merger and Where to Find It

This communication relates to the proposed merger involving Rotor and Sarcos. Rotor intends to file a proxy statement with the SEC, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement will also be sent to the stockholders of Rotor, seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Rotor and Sarcos are urged to carefully read the entire proxy statement, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Rotor with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Rotor upon written request to Rotor Acquisition Corp., The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management”, which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Rotor’s and Sarcos’ expectations or predictions of future financial or business performance or conditions, Sarcos’ product roadmap, including the expected timing of new product releases, Sarcos’ plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including Sarcos’ ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Rotor’s Form S-1 titled “Risk Factors” which was filed with the SEC on December 18, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Rotor’s or Sarcos’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Rotor nor Sarcos is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Rotor has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Rotor’s reports filed with the SEC, including Rotor’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Rotor or Sarcos are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Sarcos’ ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that Rotor or Sarcos may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by Rotor’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Rotor to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts Sarcos’ current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against Rotor, Sarcos, or any of their respective directors or officers, following the announcement of the transaction, the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Rotor filed, or to be filed, with SEC.

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Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Rotor’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in Rotor’s proxy statement, when available. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Rotor’s and Sarcos’ control. While all projections are necessarily speculative, Rotor and Sarcos believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Rotor and Sarcos, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Rotor and is not intended to form the basis of an investment decision in Rotor. All subsequent written and oral forward-looking statements concerning Rotor and Sarcos, the proposed transaction or other matters and attributable to Rotor and Sarcos or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Rotor, Sarcos and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Rotor, in favor of the approval of the merger. Information regarding Rotor’s directors and executive officers is contained in the section of Rotor’s Form S-1 titled “Management”, which was filed with the SEC on December 18, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.